

Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Ed Murray, WY Secretary of State
FILED: 05/08/2015 03:10 PM
ID: 2015-000686554

Foreign Profit Corporation
Articles of Continuance

Pursuant to W.S. 17-16-1810 of the Wyoming Business Corporation Act, the undersigned hereby submits the following Articles of Continuance:

1. Corporation name:
   Grid Petroleum Corp.

2. Incorporated under the laws of: Nevada
   (State or country of organization)

3. Date of incorporation: 11/15/2006
   (Date – mm/dd/yyyy)

4. Period of duration: Perpetual
(This is referring to the length of time the corporation intends to exist and not the length of time it has been in existence. The most common term used is "perpetual." You may refer to your Articles of Incorporation or contact the Corporations Division in your state of incorporation for your period of duration.)

5. Mailing address of the corporation:
   1155 Camino Del Mar
   #176
   Del Mar, CA 92014

6. Principal office address:
   412 N. Main Street
   Suite 100
   Buffalo, WY 82834

7. Name and physical address of its registered agent:
*(The registered agent may be an individual resident in Wyoming, a domestic or foreign entity authorized to transact business in Wyoming, having a business office identical with such registered office. **The registered agent must have a physical address in Wyoming.** A Post Office Box or Drop Box is not acceptable. If the registered office includes a suite number, it must be included in the registered office address.)*
   412 N. Main Street
   Suite 100
   Buffalo, WY 82834

8. Purpose of the corporation which it proposes to pursue in the transaction of business in this state:
   Exploration of Oil and Gas

FP-ArticlesContinuance – Revised 11/2012

9. Names and respective addresses of its officers and directors:

Office	Name	Address
President	James Powell - 2270 Del Mar Scenic Pkwy Del Mar CA 92014	
Vice President	James Powell - same	
Secretary	James Powell - same	
Treasurer	James Powell - same	
Director	James Powell - same	
Director		
Director		

10. Aggregate **number of shares** or other ownership units which it has the authority to issue, itemized by classes, par value of shares, shares without par value and series, if any, within a class:

Number of Shares	Class	Series	Par Value per Share
7,500,000,000	common		0.001
20,000,000	Preferred		0.001

11. Aggregate **number of issued shares** or other ownership units itemized by classes, par value of shares, shares without par value and series, if any, within a class:

Number of Shares	Class	Series	Par Value per Share
~~20,000,000~~ 7,500,000	~~preferred~~ Common	Issued	0.001
	Preferred	Issued	0.001

12. The corporation accepts the constitution of the state of Wyoming in compliance with the requirement of Article 10, Section 5 of the Wyoming Constitution.

Signature: _James Powell_ Date: [3/24/15]
(mm/dd/yyyy)

Print Name: James Powell

Title: President Contact Person: James Powell

Daytime Phone Number: 949-436-9382 Email: ir@gridpetroleum.com

State of _____
County of _____

Subscribed and sworn to before me this _____ day of _____, _____.

by_____.

SEAL

_____
Notary Public

My commission expires: _____

Please See Attached

FP-ArticlesContinuance – Revised 11/2012

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☒ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 I, JAMES M. POWELL JR, AM SIGNING A FOREIGN PROFIT CORPORATION
2 ARTICLE OF CONTINUANCE FOR GRID PETROLEUM CORPORATION.
3
4
5
6 James M. Powell



Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

ALYSSA T. DIZON
Commission # 2067670
Notary Public - California
San Diego County
My Comm. Expires May 10, 2018

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 24th day of March, 20 15, by
Date *Month* *Year*

(1) James Powell

(and (2)),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Foreign Profit Corporation Articles of Continuance Document Date: 03/24/15

Number of Pages: 2 Signer(s) Other Than Named Above: N/A

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD F. MURRAY, III, SECRETARY OF STATE of the STATE OF WYOMING, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Grid Petroleum Corp.

Accordingly, the undersigned, by virtue of the authority vested in me by the law, hereby issues this Certificate.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **8th** day of **May, 2015**.





Secretary of State

By: Jeri Melsness

Filed Date: 05/08/2015



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	**20150230072-62**
Barbara K. Cegavske	Filing Date and Time
Secretary of State	**05/20/2015 6:04 AM**
State of Nevada	Entity Number
	E0860092006-9

Certificate of Dissolution
(PURSUANT TO NRS 78.580)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Dissolution
For a Nevada Profit Corporation
Before or After Issuance of Stock and After Beginning of Business
(Pursuant to NRS 78.580)

1. Name of corporation:

Grid Petroleum Corp.

2. The resolution to dissolve said corporation has been approved by the directors or both the directors and stockholders as provided in NRS 78.580(1) and (2). The names and addresses of the president, secretary, treasurer and all directors* are:

James Powell	2270 Del Mar Scenic Pkway Del Mar CA 92014
Name of president	Address
James Powell	Same
Name of secretary	Address
James Powell	Same
Name of treasurer	Address
James Powell	Same
Name of director	Address
James Powell	Same
Name of additional director, if any	Address

3. Effective date and time of dissolution: (optional) Date: _____ **Time:** _____

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)

X *[signature]*

Signature of Officer

May 4, 2015

Date

*attach a plain 8 1/2" x 11" sheet to list additional directors.

FILING FEE: $100.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

Nevada Secretary of State Dissolution Profit After